Shark Wheel Investor Email 3.11.2021

INVEST in Shark Wheel. Monday, March 15th. First Ever Q&A with the Shark Wheel Team

Hi everyone,

For the first time ever, we will be hosting a Q&A session with some key members of the Shark Wheel Team.

On March 15th, this Monday, we will launch what we *believe* will be our final equity raise. The raise at wefunder.com/sharkwheel will have a heavily discounted valuation for our close group. Once the campaign reaches $250,000, the discount ends. Last time we reached $100,000 in about 1 hour. If you want to invest at the discounted rate, it may be best to invest before our 9am PST meeting even starts. If you want to bring your investment up or down after the meeting you can do that without an issue.

The Q&A will be all-encompassing. Feel free to ask any question you would like. Here are some subject ideas:

- Understanding the Technology
- Industries Entered or Entering
- Behind-the-Scenes Prototyping
- Behind-the-Scenes Deals in the Works
- Future Plans
- Financials
- Exit Strategy
- Use of Funds
- Ideas for Different Industries
- Capshare/Investor Management Portal
- Disbursements/Trading of Stock

Please email your question(s) by this Sunday at 8pm PST to data@sharkwheel.com. Due to the volume of questions and time constraints, we may not get to your question, but we will make every effort to get to as many questions as possible.

Monday, March 15th at 9am PST (California/Pacific Standard Time). The meeting will run for one hour. We will give a brief PowerPoint presentation, followed by Q&A. If the room is full for you because we have reached the 250 person capacity, we will try to schedule another meeting for you. Just email data@sharkwheel.com that you were not able to enter the meeting and you would like us to schedule another event. We will likely have another event the following week.

On a fun note, below is one great photo and a couple new videos we have posted to Social Media recently in case you have not seen:

https://www.instagram.com/p/CK2pZVKHhAz/
https://www.instagram.com/sharkwheel/
https://www.instagram.com/p/CLUog6GnaY7/

Shark Wheel Investor Email 3.12.2021 (Shark Wheel Link to Q&A and Link to Investing)

Hi everyone,

We have received quite a few emails and questions. We found a way to increase the meeting size to 1,000 people, so there should not be an issue attending the meeting. It will be a live stream that will be recorded. If you are not able to attend the meeting, you will likely be able to view the recording. Only 3 Shark Wheel team members will be visible on the call, as well as a PowerPoint presentation.

Link to attend Q&A: https://stream.meet.google.com/stream/f738ed71-2e3a-4152-8c28-80c9a9a3e817
March 15th at 9am PST

Link to Invest: wefunder.com/sharkwheel
Investments open this Sunday night at 9pm PST/midnight EST. Remember the investment is discounted significantly if you invest early in the campaign (before it reaches $250,000)

The meeting will begin with a PowerPoint presentation and transition into Q&A after. I have taken some of the most common questions and built them into the PowerPoint presentation as well. As mentioned previously, we are collecting questions by email at data@sharkwheel.com if you want to ask us anything. We plan to complete the meeting within 60 minutes.

See you soon!

Shark Wheel Investor Email 3.15.2021 Wefunder Investment is LIVE. Recorded Meeting LINK

Hi everyone,

Wefunder
The Wefunder is LIVE now. Wefunder Campaign - Click Here

You have received quite a few emails from me recently. So, I will wait a little bit to share the next significant piece of news.

Shark Wheel Q&A + Presentation
For those of you who could not make the meeting this morning (we apologize for the technical difficulties), here is a link to view:

3.15.2021 Shark Wheel Q&A + Presentation

Password to View Video: wdBht4.7

Updates
We have received a few questions regarding points made in the presentation, so I will address it here:

- **Farming and Casters**: We are not allowed to show our new designs yet. Once all of the proper patents are filed, we will be able to show. We are very proud of the designs and the performance, but bear with us a little longer. We obviously do not want to jeopardize our rights to patent by publicly disclosing the new designs. These two industries figure to be the largest for us in the foreseeable future. The test results have already come in for much of the testing and the results are extremely positive. Not only are the designs completed, but the customers are already lined up. Farming must wait until September to commercialize and casters' release date is currently not a firm date, although it will be in 2021.
- **Equity:** Shark Wheel started taking equity in startup companies for giving advice. I received quite a few communications with concern that time would be diverted to these activities. This was not explained properly during the meeting, but the reality is that very little time will be spent assisting startups. A 'master' password-protected document is nearing completion that will be sent to the companies that contains all necessary information. It provides all of Shark Wheel's tips and tricks in writing government grants, corporate structure formation, raising money through equity crowdfunding and several other helpful items that help startups succeed. Once the document is created, very little time if any will go into this new 'division' of the company. Acquiring equity in multiple companies under the Shark Wheel umbrella will help all Shark Wheel investors. The pool of money the startups create will be treated the same as revenue generation by Shark Wheel. This pool of money will be considered for disbursement to all investors if and when it comes in.

Thanks everyone!

Shark Wheel Investor Update5.21.2021 - Shark Wheel on CBS Tomorrow! Farming Wheel Update

Hi everyone,

Here are a few updates for you:

1. CBS

Tomorrow , Shark Wheel airs on CBS. Look on CBS tomorrow morning for a show called Innovation Nation (technically called The Henry Ford Innovation Nation with Mo Rocca)

Saturday, May 22nd on CBS. You can check your local listings for the specific airtimes. .

Here is a sneak peek of the episode:
https://www.facebook.com/watch/?v=1187024658482934

2. Sway/Amazon

Shark Wheel was on an infomercial-like show (non-paid) with Sway TV yesterday in conjunction with Amazon Live!
Here is a link that is available to watch for 1 week: https://www.amazon.com/live/broadcast/79f56486-93a4-40d4-ada4-a2ae220b13bb

3. Farming Wheel

We are proud to show you our final design!

Our testing partners have received the lugs (the tire portion of the wheel) and they will receive the wheels next week. Final testing will start within 2 weeks.

We have a brief animated video that will be completed next week and we will share it. In the meantime, see the attached PDFa of the actual wheel. It went through hundreds of hours of ansys testing (computer simulation testing) to ensure the final design could accommodate the required maximal loads (12,000lbs). There was tremendous thought that went into the final design.

- Non-pneumatic - cannot go flat
- The spokes are compliant. This means the wheel actually flexesand can absorb blows from rocks and other debris. The compliant design also removes vibration and other stresses.
- Previous tests showed Shark Wheel's design allowed crops to grow in the wheel tracks. No other wheel does this to our knowledge.
- Non-pneumatic wheels put too much stress on the drivetrain. Shark Wheels used hundreds of hours of computer simulations to push nearly all of the stress to the outer circumference of the wheel nullying premature drivetrain failure

- Modular design allows farmers to fix a broken 'lug' (the modular tire portion) in only 60 seconds with only 2 bolts to pull out and put back in
- Pricing is in line with industry standard - far less expensive than the NFTrax, which is most likely the best non-pneumatic solution pre-Shark Wheel
- The width of the Shark Wheel does not leave a berm like pneumatic wheels that push soil away from the center. In measuring the total width of the Shark Wheel vs a pneumatic, they are exactly the same

4. Investment

Go to wefunder.com/sharkwheel to invest!

5. Skateboard Sales to Date Comparison

Last year's skateboard sales from January 1-May 21 were about $230,000. This year's during the same time period about $920,000.

We are doing incredibly well, although we face challenges. There is a global urethane shortage, prices are increasing significantly and it is difficult to get enough inventory. As many of you know, wood, steel, chemicals, etc. have incredible price increases. There are manufacturing shortages everywhere. We are very proud that in spite of these challenges, we have been able to grow and grow significantly. Our best selling skateboard item has been our electric skateboard - it is quite difficult to keep it in stock. It's a great problem to have, but a problem nonetheless. We hope that our lack of inventory does not catch up to us in the coming months. We have outstanding purchase orders for the electric skateboard alone over $300,000 with more purchase orders coming soon. We continue to wait for more to show up - if we had more in stock we could increase our marketing spend more and sell a lot more. But, we cannot do that right now.

More updates coming soon...

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